

August 24, 2011

<u>Via E-mail</u>
Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> **Re:** **Classic Rules Judo Championships, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 9, 2011**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your responses to the comments in our letter dated February 28, 2011 and have the following additional comments.

<u>General</u>

1. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

2. We note that the registration statement contains dated disclosure in a number of sections. For example, the registration statement in many instances references your intentions to hold your first tournament rather than discussing the two tournaments that you have already held and in other instances contains dated references to June 10, 2010, March 31, 2010, October 2010, and July 1, 2011. Please revise the registration statement throughout to reference more recent dates and to describe and discuss your current business and operations. Specifically, the Prospectus Summary, Risk Factors, and The Business sections should be revised, as applicable, to reflect the current business and operations.

<u>Registration Statement Cover Page</u>

3. We note that you have increased the number of shares of common stock registered pursuant to this registration statement. Please confirm that you have paid the additional filing fee. In this regard, we note that the disclosed filing fee appears incorrect. Please revise accordingly. Refer to Rule 457 of the Securities Act of 1933.

Prospectus Cover Page

4. Please revise the second sentence of the fifth paragraph to disclose the number of shares of common stock issued and outstanding as of a more recent date.

Prospectus Summary, page 4

Our Company – Classic Rules Judo Championships, Inc., page 4

5. We note that you have held two tournaments to date. Please revise to provide a brief discussion of each tournament. Please discuss, for example, the number of participants, the fees charged, the revenue generated and the expenses incurred. Please include enough detail so that investors can understand the nature and scope of your tournaments to date. Please also revise the third paragraph of this section and the Our Business section on page 41 accordingly.

6. Please revise the last sentence of the fourth paragraph to also disclose your revenues for the most recent interim period.

Risk Factors, page 7

Risk Factors Relating to Our Business and Industry, page 7

We may not be able to operate efficiently, page 8

7. Please revise the third paragraph to also disclose the revenue and net income or loss generated from your second tournament. Please also update to disclose comparable information for your first tournament.

We lack an extended operating history having only performed one tournament, page 10

8. We note your disclosure that on May 7, 2011, you held your second tournament. Please revise this risk factor and the registration statement throughout accordingly.

If we need additional funds and can't raise them, page 14

9. We note your disclosure in the first paragraph that proceeds contributed from your founders and revenue from your first tournament allowed you to start operations and that you anticipated that such funds would fund your operations through October 2010. The October 2010 reference appears dated. Please revise as applicable.

We will incur significant increased costs as a result of operating as a public company, page 17

10. We note your disclosure in the first risk factor on page 21 that you anticipate public company costs of approximately $10,000. Please revise this risk factor to detail such anticipated expenses.

Risks Relating to This Offering and Ownership of Our Common Stock, page 18

We are a closely held company, page 20

11. Please delete the phrase "[a]dditional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business" from the third paragraph.

If we continue to fail to maintain an effective system of internal controls, page 21

12. We note your reference in the fourth paragraph to December 31, 2010. Please revise to reference the correct fiscal year end. For guidance, refer to Instruction 1 to Item 308 of Regulation S-K.

Offering Information, page 23

13. We note your disclosure in the Summary Financial Information section on page 6 that you have sold shares of common stock on five different dates. Please reconcile such disclosure with the disclosure in this section that references only "three separate transactions." Please also revise Item 15. Recent Sales of Unregistered Securities on page II-1 to include the information required by Item 701 of Regulation S-K for all sales of shares of common stock in the past three years. In this regard, we note the disclosure included on page II-1 only includes the required information for one of the transactions completed on July 15, 2008. Please revise accordingly.

Selling Security Holders, page 24

14. We note your response to our prior comment 4 and reissue. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table. This information should be added for each selling shareholder that is a legal entity. In this regard, we note that you have only provided this information for Desmond Capital, Inc.

15. We note your disclosure in the first and third paragraph with respect to how certain of the selling shareholders received their shares of common stock. We also note that there have been a number of other private placements besides those discussed in the aforementioned paragraphs. Please revise to briefly provide disclosure regarding the transactions from which the selling shareholders received their shares. Please also revise footnote 3 and the Plan of Distribution section on page 34 accordingly.

16. Please revise to remove the knowledge qualifiers from the ninth paragraph and footnotes 4 and 5.

17. We note your disclosure in the first paragraph on page 25 that you have provided the information in this section as of March 31, 2010 and in footnote 2 that the percentages are based on the number of your shares of common stock outstanding as of March 31, 2011. Please revise to provide this information as of a more recent date.

Management's Discussion and Analysis of Financial Condition, page 48

Liquidity and Capital Resources, page 48

18. We note your anticipated monthly "burn rate" of $200 per month or $2,400 per year which includes transfer agent fees of $75 per month and internet fees of $100 per month, your current accounts payable of $13,653, your anticipated public company costs of $10,000 per year which includes audit fees of $7,500 per year and legal fees of $2,500 per year, and your anticipated costs for the July 2012 tournament of $2,500. The aforementioned items equate to a near term, i.e. less than 12 month, additional financing requirement of $28,553. Please revise the seventh paragraph to more clearly detail your near term additional financing requirements and reconcile such disclosure with the aforementioned items. Please also revise the Prospectus Summary on page 4, the second risk factor on page 8 and the first risk factor on page 14 accordingly.

Plan of Operation, page 49

19. Please revise to include a more detailed plan of operation for the next twelve months. In this regard, we note your plan of operation has not been rolled forward and includes dated references to your first and second tournaments. Please revise as applicable.

Management, page 51

Conflicts of Interest, page 53

20. Please reconcile your disclosure in this section that Mr. Angle devotes approximately one hour per week to your operations with your disclosure throughout the registration statement that he devotes 10 hours per week to your operations.

Executive Compensation, page 53

21. Please revise your executive compensation disclosure in accordance with Item 402 of Regulation S-K. For example, please use the tabular format specified in Item 402(n) for your Summary Compensation Table. Please also disclose the dollar value of stock awards rather than the number of shares awarded.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor